Somanta Pharmaceuticals, Inc.

19200 Von Karman Avenue, Suite 400

Irvine, CA 92612

July 19, 2006

Mail Stop: 6010

Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Somanta Pharmaceutical, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed June 13, 2006 and Amendment No. 4 to Registration
Statement on Form SB-2 Filed July 6, 2006
File No. 333-132176

Dear Mr. Mancuso:

Somanta Pharmaceuticals, Inc. (the “Company”) has reviewed your letter dated June 26, 2006 (the “June 26 Comment Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form SB-2 and your letter dated July 12, 2006 regarding the Company’s Amendment No. 4 to Registration Statement on Form SB-2 (the “July 12 Letter”). The Company responds to the June 26 Comment Letter and the July 12 Letter as set forth below. The paragraph numbers below are intended to correspond to the paragraph numbers set forth in the June 26 Comment Letter. In addition, for your convenience, we have restated each of your comments as set forth in the June 26 Comment Letter immediately preceding each of our responses below and have included three (3) copies of the revised Amendment No. 5 to Registration Statement on Form SB-2 marked to show our proposed changes to ease your review.

Business, page 29

1.	As a result of several of your revisions in response to prior comment 6, your disclosure is unclear regarding whether you are reporting the results of your own studies or those of third-parties. For example, we note the last paragraph on page 36. If you elect to offer your securities by summarizing the results of experts’ studies in the registration statement, please revise to clarify and provide any consents required by rule 436.

RESPONSE: We have revised the disclosure in response to this comment. We do not intend to offer our securities by summarizing the results of third party studies.

Phoenix, page 34

2.	We note your response to prior comment 5. Please tell us how you determined that the amount of the annual license maintenance fee you are obligated to pay to Immunodex,

Russell Mancuso

July 19, 2006

Inc. need not be disclosed. Likewise, please provide us your analysis of why it is appropriate to exclude from page 41 the dates by which you must achieve the clinical milestones in order to avoid potential termination of the School of Pharmacy license.

RESPONSE: We have revised the disclosure to include the amount of the annual license maintenance fee and the dates by which we must achieve certain clinical milestones in response to this comment.

Certain Relationships and Related Transactions, page 66

3.	Please reconcile your disclosure in the final paragraph on page 67 with Exhibit 10.26. We note, for example, that the penultimate paragraph of Exhibit 10.26 states that the monthly retainer began on December 1, 2005, while your disclosure states that the fee payable to Mr. Merritt was retroactive to June 1, 2005.

RESPONSE: We actually began paying Mr. Merritt in February 2006 after we completed the private placement, but paid Mr. Merritt retroactively to his start date of June 1, 2005. We have revised the disclosure to clarify in response to this comment.

4.	We note your response to prior comment 8. Please provide the disclosure required by Item 404 of Regulation S-B with respect to Exhibit 10.28.

RESPONSE: We have added a reference to Mr. Davis who is the president of SCO Financial Group and also a member of our board of directors and we now believe that we have provided the necessary disclosure with respect to Exhibit 10.28 in the fourth full paragraph on page 63.

5.	We reissue prior comment 9, which sought disclosure of the outstanding principal and interest on the promissory notes previously held by Pasquale and Carmine Catizone.

RESPONSE: We have revised the disclosure in response to this comment.

6.	We reissue the second sentence of prior comment 10, which sought disclosure of the duration of all agreements mentioned in this section.

RESPONSE: We have revised the disclosure in response to this comment to include the expiration dates of the Advanced Cardiovascular Devices and Virium license agreements and to state the term of each warrant.

Somanta Incorporated Consolidated Financial Statements, page F-1

General

7.	Please update the financial statements, as necessary, as required by Item 310(g) of Regulation S-B.

Russell Mancuso

July 19, 2006

RESPONSE: We have updated the financial statements in response to this comment.

Somanta Pharmaceuticals, Inc. Condensed Consolidated Financial Statements, page F-28

Note 5. Private Placement, page F-41

8.	We note your response to prior comment 14 and the amendment to the January 31. 2006 balance sheet to remove the liquidated damages relating to the preferred stock. However, it appears that you have continued to record the $161,754 of liquidated damages relating to the warrants. Please revise your financial statements to remove the liability for liquidated damages or tell us why you believe it is appropriate to record this amount as a liability.

RESPONSE: The maximum amount of liquidated damages that could be payable under the registration rights agreement was $482,007; however, of this amount, only $320,253 of the Series A Preferred Stock proceeds were allocated and classified as liquidated damages. The entry to record for this was to debit Preferred Stock in permanent equity and credit Preferred Stock related liquidated damages in the amount of $320,253. Per staff guidance, the $320,253 amount has been reclassified back to permanent equity. The difference of $161,754 was never recorded as a liability. The warrant liability balance of $2,993,269 does not include any amount related to liquidated damages.

Form 10-QSB for the Quarter Ended January 31, 2006

9.	Please refer to prior comment 16 from our letter dated June 7, 2006. As previously requested, please amend your quarterly reports on Form 10-QSB to address the comments issued in this letter and in our prior letters dated March 29, 2006, May 5, 2006, and June 7, 2006, as appropriate.

RESPONSE: We have filed an amended 10-QSB for the quarter ended January 31, 2006 to address each of the comments issued in each of your prior comment letters.

*         *        *

If you have any further comments regarding this letter, the response contained herein or any of the SB-2, please contact the undersigned or our outside counsel, Adam Lenain, Esq., Foley & Lardner LLP, 402 W. Broadway, Suite 2300, San Diego, California 92101; Telephone No.: (619) 685-4604, Facsimile No.: (619) 234-3510.

Sincerely,

/s/ Terrance J. Bruggeman
Terrance J. Bruggeman, Executive Chairman

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